UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2015

Commission Filing Number: 001-34541

CHINA CORD BLOOD CORPORATION

(Translation of registrant’s name into English)

48th Floor, Bank of China Tower

1 Garden Road

Central

Hong Kong S.A.R.

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report and the exhibit to this report are hereby incorporated by reference into the registration statements on Form F-3 (No. 333-183143 and No. 333-191121) of the Company.

On April 27, 2015, the Company issued a press release announcing its receipt of a proposal letter from Golden Meditech Holdings Limited. A copy of the press release is attached hereto as Exhibit 99.1.

EXHIBITS

Exhibit No.	Description

99.1	Press Release

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA CORD BLOOD CORPORATION

	By:	/s/ Albert Chen
	Name:	Albert Chen
	Title:	Chief Financial Officer
Dated: April 27, 2015

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